Exhibit 99.1

2022 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai, & Florham Park, NJ — Tuesday, April 11, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that its 2022 Annual Report together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”) will be posted to shareholders on April 12, 2023 who have elected to receive the AGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2023 Annual General Meeting (“AGM”) will be an electronic/hybrid meeting to be held at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2023 at 5:00 pm Hong Kong Time (10:00 am London Time), with online access through an online platform as detailed in the AGM Materials.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon	+44 (20) 7886 2500